                                                                  Exhibit (a)(1)

                         ELECTRONICS FOR IMAGING, INC.

                 Offer to exchange certain outstanding options granted under the Electronics For Imaging, Inc. 1990 Stock Plan and/or the
  Electronics For Imaging, Inc. 1999 Equity Incentive Plan between December 1,
                             1999 And May 31, 2000

                                for new options.

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                     The offer and withdrawal rights expire
                at 5:00 p.m., pacific time, on October 12, 2001,
                         unless the offer is extended.
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     Electronics For Imaging, Inc. is offering certain option holders the opportunity to exchange outstanding stock options granted under the Electronics For Imaging, Inc. 1990 Stock Plan (the "1990 Plan") and/or the Electronics For Imaging, Inc. 1999 Equity Incentive Plan (the "1999 Plan" and, together with the 1990 Plan, the "Option Plans") between December 1, 1999 and May 31, 2000 (the "Eligible Options") for new options that we will grant under the 1999 Plan to purchase shares of our common stock (the "New Options"). If you choose to tender your Eligible Options, you must also tender all options granted to you after March 17, 2001 (the "Required Options"). For each Eligible Option or Required Option you tender that we accept for exchange, you will receive a New Option exercisable for two-thirds the number of shares as were subject to the tendered option, subject to adjustment for any stock split, combination or the like occurring prior to the grant date of the New Options. You must tender all or none of your Eligible Options.

     We are making the offer upon the terms and subject to the conditions set forth in the offer to exchange and in the related letter of transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). You are not required to accept the Offer. If you choose to accept the Offer, you must tender all of your Eligible Options and Required Options.

     The offer is not conditioned upon a minimum number of options being tendered.

     We will grant you New Options under the 1999 Plan, but only if you continue to be an employee of Electronics For Imaging or one of our subsidiaries through the grant date of the New Option. The New Options will be granted on or promptly after the first trading day that is at least six months and one day after the date the tendered options are accepted for exchange and cancelled.
The exercise price of the New Options will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date prior to the date of grant. This stock price may be higher or lower than the current price of our common stock, and it may be higher or lower than the exercise price per share of your Eligible Options and Required Options. Each New Option will preserve the vesting schedule and the vesting commencement date of the option it replaces, so that when the New Option is granted, you will be vested to the same extent you would have been vested on that date had you retained your tendered option. However, if you are a non-exempt employee, none of your New Options will become so vested or exercisable until the six-month anniversary of the grant date of those New Options.

However, if you are a non-exempt employee, none of your New Options will become so vested or exercisable until the six-month anniversary of the grant date of those New Options.

     If you choose not to tender your Eligible Options, each of your Eligible Options will remain outstanding in accordance with its terms.

     As of August 31, 2001, options to purchase 12,104,813 shares of our common stock were issued and outstanding under the Option Plans, including, assuming full participation by each option holder, Eligible Options to purchase 2,590,825 shares of our common stock. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 21% of the total shares of common stock issuable upon exercise of all options outstanding under the Option Plans as of August 31, 2001.

     Although our board of directors has approved the Offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender your options. Our executive officers and directors are eligible to participate in the Offer.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "EFII." On September 7, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $19.12 per share. The price of our common stock has declined substantially over the last year and has been subject to high volatility. Our common stock may not ever trade at a price above the exercise price per share of the new options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options. You should carefully consider these uncertainties before deciding whether to accept the offer.

                                   IMPORTANT

     If you wish to tender your options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail or otherwise deliver it to Abarca Equity, Inc., 3856 Bay Center Place, Hayward, California 94545, (telephone (800) 888-1688 or (510) 887-0300; facsimile (510)
732-9366).

     We are not making the Offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make the Offer to option holders in any such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the Offer. You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon the recommendation, representation or information as having been authorized by us.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SUMMARY TERM SHEET.........................................................    4

THE OFFER..................................................................   12

1.   Number of Options; Expiration Date....................................   12

2.   Purpose of the Offer..................................................   13

3.   Status of Eligible Options not Exchanged..............................   15

4.   Procedures for Tendering Options......................................   15

5.   Withdrawal Rights.....................................................   16

6.   Acceptance of Options for Exchange and Issuance of New Options........   17

7.   Conditions of the Offer...............................................   18

8.   Price Range of Common Stock Underlying the Options....................   21

9.   Source and Amount of Consideration; Terms of New Options..............   22

10.  Certain Differences between Eligible Options and Required Options
     and New Options to be Granted in Exchange Therefor....................   28

11.  Information Concerning Electronics for Imaging........................   28

12.  Interests of Directors and Officers; Transactions and Arrangements
     Concerning the Options................................................   30

13.  Status of Options Acquired by is in the Offer; Accounting
     Consequences of the Offer.............................................   30

14.  Legal Matters; Regulatory Approvals...................................   30

15.  Material U.S. Federal Income Tax Consequences.........................   31

16.  Extension of Offer; Termination; Amendment............................   32

17.  Fees and Expenses.....................................................   33

18.  Additional Information................................................   33

19.  Miscellaneous.........................................................   34

SCHEDULE I INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF ELECTRONICS FOR IMAGING, INC.

SCHEDULE II INDEX TO SUMMARY TERM SHEET

                              SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about the Offer. We urge you to read carefully the remainder of the Offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of the Offer to exchange and the letter of transmittal. We have included page references to the relevant sections of the Offer to exchange where you can find a more complete description of the topics in this summary.

     1.   Why are you making the Offer?  (Page 11)

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options currently have little or no value and are unlikely to be exercised in the foreseeable future. As a result, we believe these outstanding options are not effective to achieve our objectives of retaining and incentivizing employees who are important to attaining our business and financial objectives and creating value for our shareholders. By making the Offer to exchange outstanding options for New Options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of holding options that over time may have a greater potential to increase in value, and thereby create better incentives for our employees to remain with us and contribute to the attainment of our business and financial objectives and the creation of value for all of our shareholders.

     Additionally, we have a limited number of shares of our common stock that are reserved for option grants under the 1999 Plan. As a result, our ability to make future option grants under the 1999 Plan is severely constrained. The Offer allows us to cancel those options that we acquire in the Offer and return the shares of common stock subject to those options to the option pool of the 1999 Plan from which the cancelled options were granted. Those shares of common stock returned to the option pool will then become available for the New Options and other future option grants.

     2.   What securities are you offering to exchange?  (Page 10)

     We are offering to exchange all outstanding stock options granted under the 1990 Plan and/or the 1999 Plan between December 1, 1999 and May 31, 2000 for New Options to be granted under our 1999 Plan. If you elect to tender your Eligible Options, you must also tender all of your Required Options. Required Options are all options granted to you after March 17, 2001 under any of the Option Plans, regardless of exercise price. We will distribute to you a summary of the options that have been granted to you, including information relating to exercise price, shortly after commencement of the Offer.

     3.   Who is eligible to participate in the Offer?

     All employees of Electronics For Imaging or any of its subsidiaries, including our directors and executive officers, are eligible to participate in the Offer to the extent they hold outstanding Eligible Options.

     4. Are employees located outside the United States eligible to participate? (Page 29)

     All employees holding Eligible Options may participate in the Offer. Special considerations apply to employees located outside the United States. In some countries, the application of local taxation rules may have important consequences to those employees. If you are an employee located outside the United States, you may have received with the Offer to exchange a short summary of some of those consequences with respect to the country where you are located (summaries for each country are attached hereto as exhibits).

     5.   May I tender vested and unvested options?

     Yes. You may tender your Eligible Options, whether or not they are vested. If you choose to accept the Offer with respect to any of your Eligible Options, you must also tender for exchange all of your Required Options, whether or not they have vested.

     6.   May I tender options that I have already exercised?

     The Offer only pertains to options, and does not apply in any way to shares purchased upon the exercise of options or otherwise, whether or not you have vested in those shares. If you have exercised an Eligible Option in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an Eligible Option in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer.

     7. May I tender one of my Eligible Options and retain my remaining Eligible Options? (Page 10)

     You may tender all or none of your Eligible Options. For example, if you have received two Eligible Options, you may choose to tender neither option or both options, but not just one of the options.

     8. With respect to each of my Eligible Options, do I have to tender the entire option or may I decide to tender only a portion of the option? (Page 16)

     You may not tender less than all of a particular outstanding option. If you have exercised an Eligible Option in part, the option is outstanding only to the extent of the unexercised portion of the option.

     9. How many New Options will I receive in exchange for my tendered options? (Page 10)

     The number of shares of our common stock subject to each New Option we grant pursuant to the Offer will be two-thirds of the number of shares of our common stock subject to the Eligible Option or Required Option you tendered in exchange for that New Option, subject to adjustment for any stock split, combination or the like occurring prior to the grant date of the New Options. If the calculation of the shares subject to the New Option results in a fractional share, the fractional share will be rounded up to the nearest whole share. All New Options will be granted under our 1999 Plan and will be subject to the terms and conditions of the 1999 Plan and a new stock option agreement between you and us. All tendered options that we accept for exchange will be cancelled, and you will have no further right or entitlement to acquire shares of our common stock pursuant to the terms of those cancelled options.

     10.  What happens if I do not accept the Offer?

     All Eligible Options that you do not choose to tender, or that we do not accept for exchange and cancellation, will remain outstanding, and you will continue to hold such options in accordance with their terms.

     11.  What are the conditions to the Offer?  (Page 16)

     The offer is not conditioned upon a minimum number of options being tendered. The offer is subject to a number of conditions, including the conditions described in section 7.

     12. Are there any eligibility requirements I must satisfy after the expiration date of the Offer to receive the New Options? (Page 10)

     To receive a New Option grant under the 1999 Plan pursuant to the Offer, you must remain an employee of Electronics for Imaging or one of our subsidiaries from the date you tender your options through the date we grant the New Options. As discussed below, the New Options will be granted on or promptly after the first trading day that is at least six months and one day after the date tendered options are accepted for exchange and cancelled.

     If you do not remain an employee of Electronics for Imaging or one of our subsidiaries from the date you tender your options through the date the New Options are granted, you will not receive any New Options, or any other payment or consideration, in exchange for your tendered options that have been accepted for exchange and cancelled.

     13. What if I am not an employee of Electronics for Imaging when the New Options are granted and begin to vest? (Page 15)

     If you are not an employee of Electronics for Imaging or one of our subsidiaries when the New Options are granted, you will not be granted any New Options. Your Eligible Options and your Required Options may be fully or partially vested at present. If you do not accept the Offer, when your employment with us ends, you generally will be able to exercise your Eligible Options and your Required Options during the limited period specified in your option agreement, to the extent those options are vested on the day your employment ends. But, if you accept the Offer, your tendered options will be cancelled, and you will not be eligible to receive New Options if you are not employed by us from the date you tender your Eligible Options and Required Options through the grant date of the New Options.

     14. What happens if after I tender my options I am terminated as an employee?

     If your employment with us terminates for any reason prior to the expiration of the Offer, your tendered options will automatically be withdrawn, and you may exercise those options to the extent they are vested and in accordance with their terms. If your tendered options are automatically withdrawn, you will not receive any New Options in exchange therefor. If your employment with us terminates for any reason after your tendered options are accepted and cancelled, you will only be entitled to receive a New Option grant if you remain continuously employed by us through and including the date of grant. If your employment terminates after the date of grant, you will only be able to exercise the New Options to the extent they are vested and exercisable at the time of your termination, and you will only have the limited time period specified in your option agreement following your termination in which to exercise the vested portion of your New Options. Once your tendered options have been accepted and cancelled, you will have no rights with respect to those options, and they will not be reissued or returned to you for any reason.

     The offer does not change the "At-Will" nature of your employment with us, and your employment may be terminated by us or by you at any time, including prior to the grant date or vesting of the New Options, for any reason, with or without cause.

     15.  When will I receive my New Options?  (Page 15)

     We will grant the New Options on or promptly after the first trading day that is at least six months and one day after the date we accept and cancel tendered options. If we accept and cancel tendered options on October 12, 2001, which is the scheduled expiration date of the Offer, the grant date of the New Options will be on or promptly after April 15, 2002.

     16. Why won't I receive my New Options immediately after the expiration date of the Offer? (Page 28)

     If we were to grant the New Options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record a compensation expense against our earnings. Under current regulations, by deferring the grant of the New Options for at least six months and one day, we will not have to record such a compensation expense with respect to those options.

     17.  What will be the exercise price of the New Options?  (Page 10)

     The exercise price per share of the New Options will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date prior to the date we grant the New Options. Accordingly, we cannot predict the exercise price of the New Options, which may be higher or lower than the current market price of our common stock. The last reported sale price per share of our common stock on the Nasdaq National Market was $19.12 on September 7, 2001. Because we will not grant New Options until on or promptly after the first trading day that is at least six months and one day after the date we accept and cancel the options tendered for exchange, the New Options may have a higher exercise price than some or all of your tendered options. In addition, after the grant of the New Options, our common stock may never trade at a price higher than the exercise price per share of the New Options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

     18.  When will the New Options vest?  (Page 10)

     Each New Option will vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for the corresponding Eligible Option or Required Option that you tender pursuant to the Offer and that we accept for exchange and cancel. However, if you are a non-exempt employee under the federal wage laws, then none of your New Options will vest or become exercisable until six months after the grant date. Upon the expiration of that six-month period, each of your New Options will vest and become exercisable for the same percentage for which your corresponding Eligible Option or Required Option would have been vested and exercisable at that time had you not tendered that option pursuant to the Offer. For example, if your Eligible Option or Required Option would have been 60% vested upon the end of the six month period, then your New Option will be 60% vested on that same date.

     The New Options will be granted on or promptly after the first trading day that is at least six months and one day after the date we accept for exchange and cancel Eligible Options and Required Options tendered pursuant to the Offer.

     19. Are there any material differences between my Eligible Options and Required Options and the New Options I will receive in exchange for my Eligible Options?

     The New Options granted in exchange for your Eligible Options and your Required Options will have substantially the same terms and conditions as those options, except for the new exercise price and a new ten-year maximum term. If there are any differences between the 1990 Plan and the 1999 Plan, the terms of the 1999 Plan shall govern the New Options.

     New options granted to international employees may be subject to certain restrictions and limitations required by the foreign jurisdiction in which the employee resides. As a result, an alternative form of stock option agreement may be required for New Options granted to international employees.

     20. If I tender options in the Offer, will I be eligible to receive other option grants before I receive my New Options?

     No. If we accept any of the options you tender pursuant to the Offer, you will not receive any other option grants for which you might otherwise be eligible until the grant date for your New Options. If we accept and cancel any of the options you tender pursuant to the Offer and we were to grant you any options prior to a date at least six months and one day after that cancellation, we would be required for financial reporting purposes to record a compensation expense against our earnings. Under current regulations, by deferring the grant of all options to those option holders whose options we accept for exchange and cancellation, we will not have to record such a compensation expense with respect to those options.

     21.  What happens if Electronics for Imaging is acquired?  (Page 15)

     If we are acquired by another company through a merger or other change of control transaction prior to expiration of the Offer, you may withdraw your tendered options and have all the rights afforded you to acquire our common stock under the existing agreements evidencing those options.

     If we are a party to a change of control transaction after your tendered options are accepted for exchange and cancelled but before the New Options are granted, we would require the surviving corporation (or its parent) to inherit our obligation to grant New Options. The New Options would be options to purchase the shares of the surviving corporation (or its parent). The exercise price would be equal to the market price of the surviving company's stock (or the parent's stock) on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the transaction.

     If we are acquired after the grant of the New Options, those options may be assumed by the successor company, in which event they would continue to vest in accordance with the vesting schedule in effect for them prior to the acquisition. If the New Options are not assumed by the successor company or replaced with a cash incentive program preserving the spread on those options at the time of the acquisition, those options would vest on an accelerated basis and become exercisable for all of the option shares immediately prior to the acquisition and, to the extent not exercised prior to the acquisition, would thereafter immediately terminate.

     If we are acquired in a transaction in which our stockholders receive cash as consideration (a "Cash Transaction"), then you will be entitled to receive, in place of each share of our common stock subject to each New Option that would have been granted pursuant to the Offer, an amount in cash equal to the price per share to be received by our stockholders in the Cash Transaction minus the last reported sale price of our common stock on the Nasdaq National Market on the date immediately preceding public announcement of the Cash Transaction.

     22.  Will I have to pay taxes if I tender my options in the Offer? (Page
          29)

     If you tender your Eligible Options and Required Options pursuant to the Offer, you will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the tender or upon our acceptance and cancellation of the options. In addition, the grant of the New Options is not a taxable event, and you will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of grant.

     If you are subject to taxation in a foreign jurisdiction, whether by reason of your nationality, residence or otherwise, you should consult with your own personal tax advisor as to the tax consequences of your participation in the Offer. In addition, if you are an employee located outside the United States, you may have received with the Offer to exchange a short summary of some of those consequences with respect to the country where you are located (summaries for each country are attached hereto as exhibits).

     23. When does the Offer expire? Can the Offer be extended, and if so, how will I be notified if it is extended? (Page 10)

     The offer expires on October 12, 2001, at 5:00 p.m., Pacific Time, unless it is extended by us.

     Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration of the Offer period.

     24.  How do I tender my options?  (Page 13)

     If you decide to tender your options, you must deliver, before 5:00 p.m., Pacific Time, on October 12, 2001, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Abarca Equity, Inc., 3856 Bay Center Place, Hayward, California 94545, (telephone (800) 888-1688 or (510) 887-0300; facsimile (510) 732-9366). You will be required to indicate in the letter of transmittal the particular options you are tendering, including the Required Options. If the Offer is extended by us beyond that time, you must deliver these documents before the extended expiration of the Offer. We will not accept delivery of any letter of transmittal after expiration of the Offer. If we do not receive a properly completed and duly executed letter of transmittal from you prior to the expiration of the Offer, we will not accept any of your options for exchange and you will not be granted any New Options.

     We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we intend to accept properly and timely tendered Eligible Options and Required Options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept all such properly tendered Eligible Options and Required Options promptly after the expiration of the Offer.

     If you tender any Eligible Option pursuant to the Offer, you will automatically be deemed to have tendered all of your Required Options for exchange and cancellation.

     25. During what period of time may I withdraw previously tendered options? (Page 14)

     You may withdraw your tendered options at any time before 5:00 p.m., Pacific Time, on October 12, 2001. If the Offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. To withdraw your tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn your options, you may re-tender those options only by again following the tender procedures described in the Offer.

     26.  What do you think of the Offer?  (Page 12)

     Although our board of directors has approved the Offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options. Our executive officers and directors are eligible to participate in the Offer.

     27.  Who can I talk to if I have questions about the Offer?

     For additional information or assistance, you should contact:

          Abarca Equity, Inc.
          3856 Bay Center Place
          Hayward, California  94545
          (telephone (800) 888-1688 or (510) 887-0300)
          (facsimile (510) 732-9366) or;

          Beverly Rubin at (650) 357-3108 or;

          Tom Yamashita at (650) 357-4198

                                   THE OFFER

1.   Number of Options; Expiration Date.

     Upon the terms and subject to the conditions of the Offer, we will exchange, for New Options to purchase common stock under the 1999 Plan, all Eligible Options and Required Options that are properly tendered in accordance with section 4, and are not validly withdrawn in accordance with section 5 before the "expiration date," as defined below. The number of shares of our common stock subject to each New Option will be equal to two-thirds (2/3rds) of the number of shares of common stock subject to the tendered option that is accepted in exchange for that New Option, subject to adjustment for any stock split, combination or the like occurring prior to the grant date of the New Options. If the calculation of the shares subject to the New Option results in a fractional share, the fractional share will be rounded up to the nearest whole share. You must tender all or none of your Eligible Options. We will not accept for exchange any of your Required Options unless you have tendered and we accept for exchange all of your Eligible Options. The New Options will be granted on or promptly after the first trading day that is at least six months and one day after the date tendered options are accepted for exchange and cancelled.

     Eligible options are all options granted between December 1, 1999 and May 31, 2000 that are outstanding under the Option Plans. Required Options are all options granted to you after March 17, 2001 under any of the Option Plans. If you choose to tender your Eligible Options pursuant to the Offer, you must tender all of your Required Options. Accordingly, upon your tender of Eligible Option pursuant to the Offer, you will automatically be deemed to have tendered all of your Required Options for exchange and cancellation.

     If you do not remain an employee of Electronics for Imaging or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options, or any other payment or consideration, in exchange for your tendered options that have been accepted and cancelled, regardless of how or why your employment terminated.

     If you tender any of your Eligible Options and your Required Options for exchange, we will grant you New Options under the 1999 Plan pursuant to a new stock option agreement. The exercise price of the New Options will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date prior to the date of grant. Each New Option will vest in accordance with the same vesting schedule measured from the same vesting commencement date applicable to the Eligible Option or the Required Option for which the New Option is exchanged. The tendered options which we accept pursuant to the Offer will be cancelled, and you will have no further right or entitlement to purchase shares of our common stock pursuant to those cancelled options.

     The term "expiration date" means 5:00 p.m., Pacific Time, on October 12, 2001, unless and until we, in our discretion, have extended the period of time during which the Offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the Offer, as so extended, expires. See section 16 for a description of our rights to extend, delay, terminate and amend the Offer, and section 7 for a description of conditions to the Offer.

     If we decide to take any of the following actions, we will publish notice of such action and extend the Offer for a period of ten business days after the date of such publication:

          (a) (1) we increase or decrease the amount of consideration offered for the options;

               (2) we decrease the number of options eligible to be tendered in the Offer; or

               (3) we increase the number of options eligible to be tendered in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the Offer immediately prior to the increase; and

          (b) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in section 16.

     For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time, and a "trading day" means any business day on which a last sale price of our common stock is reported on the Nasdaq National Market.

2.   Purpose of the Offer.

     We issued the options outstanding under the Option Plans to provide our employees an opportunity to acquire or increase their ownership interest in Electronics for Imaging, thereby creating a stronger incentive for them to continue their employment with us and to contribute to the attainment of our business and financial objectives and the creation of value for all our shareholders.

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options currently have little or no value and are unlikely to be exercised in the foreseeable future. As a result, we believe these outstanding options are not effective to achieve our objectives of retaining and incentivizing employees who are important to the attainment of our business and financial objectives and the creation of value for our shareholders. By making the Offer to exchange outstanding options for New Options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value and thereby provide them with a more meaningful incentive to remain with us and contribute to the attainment of our business and financial objectives and the creation of value for all of our shareholders.

     Additionally, we have a limited number of shares of our common stock that are reserved for option grants under the 1999 Plan. As a result, our ability to make future option grants under the 1999 Plan is severely constrained. The offer allows us to cancel those options that we acquire in the Offer and return the shares of common stock subject to those options to the option pool of the 1999 Plan from which the cancelled options were granted. Those shares of common stock returned to the option pool will then become available for the New Options and other future option grants.

     We continually evaluate strategic opportunities as they arise, including business combination transactions, capital infusions, and the purchase or sale of assets. We also routinely grant options to our employees. Subject to the foregoing, and except as otherwise disclosed in the Offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

          (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

          (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

          (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

          (d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

          (e) any other material change in our corporate structure or business;

          (f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

          (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

          (h) the suspension of our obligation to file reports pursuant to
Section 15(d) of the Securities Exchange Act;

          (i) the acquisition by any person of any of our securities or the disposition of any of our securities; or

          (j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

     Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in the Offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to tender your options for exchange.

3.   Status of Eligible Options not Exchanged.

     All Eligible Options that you do not choose to tender or which we do not accept for exchange and cancel pursuant to the Offer will remain outstanding and you will continue to hold them in accordance with their terms.

4.   Procedures for Tendering Options.

     Proper Tender of Options. To validly tender your options pursuant to the Offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof. We must receive all of the required documents at Abarca Equity, Inc., 3856 Bay Center Place, Hayward, California 94545, (telephone (800) 888-1688 or (510) 887-0300; facsimile (510) 732-9366) before the expiration date. You will be required to indicate in the letter of transmittal the particular options you are tendering, including the Required Options. If the Offer is extended by us beyond that time, you must deliver these documents before the extended expiration of the Offer. We will not accept delivery of any letter of transmittal after expiration of the Offer. If we do not receive a properly completed and duly executed letter of transmittal from you prior to the expiration of the Offer, we will not accept any of your options for exchange and you will not be granted any New Options.

     The method of delivery of all documents, including letters of transmittal and any other required documents, is at the election and risk of the tendering option holder. However, we will only accept paper delivery, or a facsimile thereof, and therefore delivery by e-mail will not be accepted. If delivery is by mail, we recommend that you use certified mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

     If you tender your Eligible Options pursuant to the Offer, you will automatically be deemed to have tendered all of your Required Options for exchange and cancellation. Nevertheless, you must still properly complete the letter of transmittal.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility (including time of receipt), and acceptance of any tender of options, and all questions as to the number of shares subject to Eligible Options or Required Options or to be subject to New Options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine do not comply with the conditions of the Offer, that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we intend to accept properly and timely tendered options which are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

     Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for exchange of the options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

     Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the expiration of the Offer all properly tendered options that have not been validly withdrawn.

5.   Withdrawal Rights.

     You may only withdraw your tendered options in accordance with the provisions of this section 5. If your employment with us terminates prior to the expiration of the Offer, your tendered options will automatically be withdrawn. If automatically withdrawn, you may exercise those options to the extent they are vested at the time of your termination, but only during the limited period for which those options remain exercisable following your termination.

     You may withdraw your tendered options at any time before 5:00 p.m., Pacific Time, on October 12, 2001. If the Offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Pacific Time, on November 6, 2001, you may withdraw your tendered options at any time thereafter until they are accepted and cancelled.

     To validly withdraw your tendered options, you must deliver to us at the address set forth on the back cover of the Offer to exchange a written notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, exercise price and the number of shares subject to the option to be withdrawn. We will not accept delivery of a notice of withdrawal by e-mail. You may not withdraw only a portion of a particular tendered option. In addition, you may not withdraw any required options unless you withdraw all of your tendered options.

     Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

     You may not rescind any withdrawal. Any options you withdraw will thereafter be deemed not properly tendered for purposes of the Offer, unless you properly re-tender those options before the expiration date by following the procedures described in section 4.

     Neither Electronics for Imaging nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding .

6.   Acceptance of Options for Exchange and Issuance of New Options.

     Upon the terms and subject to the conditions of the Offer and as promptly as practicable following the expiration date, we will accept Eligible Options and Required Options for exchange and cancellation if properly tendered and not
validly withdrawn before the expiration date.   If your tendered options are
accepted and cancelled on October 12, 2001, the scheduled expiration date of the Offer, you will be granted your New Options on or promptly after April 15, 2002, which is the first trading day that is at least six months and one day after the date tendered options are expected to be accepted for exchange and cancelled. If we extend the date by which we must accept and cancel options properly tendered, you will be granted New Options on a subsequent trading day that is on or promptly after the first trading day that is at least six months and one day after the extended date of acceptance and cancellation of tendered options.

     If we accept any of the options you tender in the Offer, you will not receive any other option grants for which you might otherwise be eligible until the grant date for your New Options.

     The number of shares of our common stock subject to each New Option we grant pursuant to this exchange offer will be two-thirds (2/3rds) the number of shares of our common stock subject to the Eligible Option or Required Option you tendered in exchange for that New Option, as adjusted to reflect any stock split, combination or the like occurring prior to the grant date of the New Options. All New Options will be granted under our 1999 Plan and will be subject to the terms and conditions of the 1999 Plan and a new stock option agreement between you and us.

     If you do not remain an employee of Electronics for Imaging or one of our subsidiaries from the date you tender your options through the date we grant the new options, you will not receive any new options, or any other payment or consideration, in exchange for your tendered options that have been accepted and cancelled regardless of how or why your employment terminated. The offer does not change the "at-will" nature of your employment with us, and your employment may be terminated by us or you at any time, including prior to the grant date or vesting of the new options, for any reason with or without cause.

     If we are a party to a change of control transaction after your tendered options are accepted for exchange and cancelled but before the New Options are granted, we would require the surviving corporation (or its parent) to inherit our obligation to grant New Options. The New Options would be options to purchase the shares of the surviving corporation (or its parent). The exercise price would be equal to the market price of the surviving company's stock (or the parent's stock) on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger. If we are acquired in a Cash Transaction, then you will be entitled to receive, in place of each share of our common stock subject to each New Option that would have been granted pursuant to the Offer, an amount in cash equal to the price per share to be received by our stockholders in the Cash Transaction minus the last reported sale price of our common stock on the Nasdaq National Market on the date immediately preceding public announcement of the Cash Transaction.

     You are not required to accept the Offer. If you choose to tender your Eligible Options for exchange, you must tender all of your Required Options.
You may not tender less than all of your outstanding Eligible Options. For example, if you have received two Eligible Options, you may choose to tender neither of these Eligible Options or both of these Eligible Options, but not one of these Eligible Options. If you have exercised an Eligible Option in part, the option is outstanding only to the extent of the unexercised portion of the option.

     Should you choose to tender your Eligible Options for exchange, you will be required to indicate in the letter of transmittal all the particular options that you are tendering, including the Required Options. If you tender your Eligible Options pursuant to the Offer, you will automatically be deemed to have tendered all of your Required Options for exchange and cancellation. This does not change your responsibility to properly complete the letter of transmittal.

     For purposes of the Offer, we will be deemed to have accepted options that are validly tendered and are not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the expiration of the Offer all properly tendered options that are not validly withdrawn. Promptly after we accept and cancel tendered options, we will send each tendering option holder a notice indicating the number of shares subject to the options that we have accepted and cancelled, the number of shares that will be subject to the New Options and the expected grant date of the New Options.

7.   Conditions of the Offer.

     Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered to us, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered to us, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after October 12, 2001 and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered to us:

          (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the tendered options pursuant to the Offer, the issuance of New Options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Electronics for Imaging or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

               (1) make the acceptance for exchange of, or issuance of New Options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relates in any manner to the Offer;

               (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue New Options for, some or all of the tendered options;

               (3) materially impair the benefits we hope to receive as a result of the Offer; or

               (4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Electronics for Imaging or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;

          (c)  there shall have occurred:

               (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

               (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

               (3) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

               (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

               (5) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Electronics for Imaging or our subsidiaries or on the trading in our common stock;

               (6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), operations or prospects or that of our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer;

               (7) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

               (8) any decline in either the Dow Jones Industrial Average, the Nasdaq National Market or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on September 17, 2001;

          (d) there shall have occurred any change in generally accepted accounting standards or the application or interpretation thereof which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the Offer;

          (e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

               (1) any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a
                    Schedule 13D or Schedule 13G with the SEC before September 17, 2001;

               (2) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before September 17, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

               (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

          (f) any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our judgment, is or may be material to us or our subsidiaries.

     The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section 7 will be final and binding upon all persons.

8.   Price Range of Common Stock Underlying the Options.

     There is no established trading market for options granted, including Eligible Options, under the Option Plans.

     Our common stock is quoted on the Nasdaq National Market under the symbol "EFII." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq National Market.

QUARTER ENDED                                               HIGH        LOW
-------------                                               ----        ---
June 30, 2001                                               $29.50      $22.24
March 31, 2001                                               28.31       13.75
December 31, 2000                                            24.69       11.94
September 30, 2000                                           29.42       21.38
June 30, 2000                                                64.06       22.31
March 31, 2000                                               65.13       45.19
December 31, 1999                                            58.88       36.19
September 30, 1999                                           62.69       51.41
June 30, 1999                                                54.75       41.13

     On September 7, 2001, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $19.12 per share.

     Our stock price has been, and in the future may be, highly volatile and could continue to decline. Our stock price could also rise prior to the grant of the New Options and thereafter fall. The trading price of our common stock has fluctuated widely in the past and is expected to continue to do so in the future, as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, and that have often been unrelated or disproportionate to the operating performance of these companies. The New Options will not be granted until a trading date that is at least six months and one day after the date your tendered options are accepted and cancelled. The exercise price of the New Options will be the last reported sale price of our common stock reported on the Nasdaq National Market on the date prior to the date of grant. The exercise price of the New Options may be higher than the exercise price of your tendered options. In addition, our common stock may never trade at a price above the exercise price of the New Options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

9.   Source and Amount of Consideration; Terms of New Options.

     Consideration. The New Options to be issued in exchange for Eligible Options and Required Options properly tendered and accepted for exchange and cancelled by us will be issued under our 1999 Plan. The number of shares of common stock subject to each New Option to be granted to each option holder in exchange for his or her tendered Eligible Options or Required Options will be two-thirds (2/3rds) the number of shares subject to the tendered option at the time of cancellation, as adjusted to reflect any stock splits, combinations or the like occurring prior to the grant date of the New Options.

     If we receive and accept tenders of all Eligible Options and Required Options, we will grant New Options to purchase a total of approximately 1,727,217 shares of our common stock. If all Eligible Options and Required Options are properly tendered and accepted and cancelled, the common stock issuable upon exercise of the New Options granted in exchange will equal approximately 3.2% of the total shares of our common stock outstanding as of August 31, 2001. The shares of common stock subject to tendered options granted under the 1999 Plan (but not those granted under the 1990 Plan) that are accepted and cancelled will, after such cancellation, be available for regrant and issuance under the 1999 Plan and may provide some or all of the shares needed for the option grants that will be made under the 1999 Plan in carrying out the exchange that is the subject of the Offer.

     Terms of New Options. The New Options will be granted under the 1999 Plan and will be evidenced by a new stock option agreement between us and each option holder who tenders options in the Offer and whose tendered options we accept for exchange and cancel. Each share of our common stock is entitled to one vote on each matter submitted by us to shareholders for approval.

     It is likely that a substantial portion of the New Options granted in exchange for your tendered options will be non-statutory options under U.S. federal tax laws. When those non-statutory options are subsequently exercised, you will recognize taxable income equal to the excess of (i) the fair market value of the purchased shares at the time of exercise over (ii) the exercise price paid for those shares, and you must satisfy the applicable withholding taxes with respect to such income.

     New options granted to international employees may be subject to certain restrictions and limitations required by the foreign jurisdiction in which the employee resides. As a result, an alternative form of stock option agreement may be required for New Options granted to international employees.

     The grant of New Options pursuant to the Offer will not create any contractual or other right of option holders to receive any future grants of stock options or benefits in lieu of stock options.

     Description of 1999 Plan. The following description of the 1999 Plan and the new stock option agreement is a summary of the principal provisions of those documents but is not complete. The description is subject to, and qualified in its entirety by reference to, all provisions of the 1999 Plan and the form of stock option agreement. The complete 1999 Plan document has been filed as an exhibit to our quarterly report on Form 10-Q for the quarter ended March 31, 1999. Please contact Abarca Equity, Inc., 3856 Bay Center Place, Hayward, California 94545, (telephone (800) 888-1688 or (510) 887-0300; facsimile (510)
732-9366), to receive a copy of the 1999 Plan document or the form of stock option agreement or notice of stock option grant. We will promptly furnish you copies of these documents at our expense.

General
-------

     The 1999 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock bonuses and restricted stock purchase awards (collectively "awards"). Nonstatutory stock options granted under the 1999 Plan are not intended to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of awards.

Purpose
-------

     The Board adopted the 1999 Plan, and amended the 1999 Plan to provide for additional grants thereunder, to provide a means by which employees, directors and consultants of the Company and its affiliates may be given an opportunity to purchase stock in the Company, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates. All of the employees, directors and consultants of the Company and its affiliates are eligible to participate in the 1999 Plan.

Administration
--------------

     The Board administers the 1999 Plan. Subject to the provisions of the 1999 Plan, the Board has the power to construe and interpret the 1999 Plan and to determine the persons to whom and the dates on which awards will be granted, the number of shares of Common Stock to be subject to each award, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price of each option, the type of consideration and other terms of the option or award.

     The Board has the power to delegate administration of the 1999 Plan to a committee composed of one or more members of the Board. In the discretion of the Board, a committee may consist solely of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. For this purpose, a "non-employee director" generally is a director who does not receive remuneration from the Company other than compensation for service as a director (except for amounts not in excess of specified limits applicable pursuant to Rule 16b-3 under the Exchange Act). An "outside director" generally is a director who is neither a current or former officer of the Company nor a current employee of the Company, does not receive any remuneration from the Company other than compensation for service as a director, and is not employed by or have certain ownership interests in an entity that receives remuneration from the Company (except within specified limits applicable under regulations issued pursuant to Section 162(m) of the
Code). If administration is delegated to a committee, the committee has the power to delegate administrative powers to a subcommittee. As used herein with respect to the 1999 Plan, the "Board" refers to any committee the Board appoints or, if applicable, any such subcommittee, as well as to the Board itself. In accordance with the foregoing provisions, the Board has delegated administration of the 1999 Plan to the Compensation Committee. Also in accordance with the foregoing provisions, on June 1, 1999, the Board of Directors approved the delegation of administrative authority under the 1990 Plan and the 1999 Plan to a committee to consist of one director (the "Non-Officer Stock Option Committee"), with the power and authority to grant stock awards to eligible persons under the respective plans who are not subject to Section 16 of the Exchange Act of 1934. The Company's Chief Executive Officer and Chairman of the Board of Directors, Guy Gecht, was designated as the sole member of the Non-Officer Stock Option Committee.

Eligibility
-----------

     Incentive stock options and stock appreciation rights appurtenant thereto may be granted under the 1999 Plan only to employees (including officers) of the Company and its affiliates. Employees (including officers), directors, and consultants of both the Company and its affiliates are eligible to receive all other types of awards under the 1999 Plan.

     No employee may be granted options and/or stock appreciation rights under the 1999 Plan exercisable for more than (i) 2,000,000 shares of Common Stock during any fiscal year if such shares are granted in connection with an employee's initial employment with the Company or (ii) 1,000,000 shares of Common Stock during any fiscal year if such shares are granted for reasons other than an employee's initial employment with the Company (collectively, the "Section 162(m) Limitations").

Stock Subject to the 1999 Plan
------------------------------

     Subject to this Proposal, an aggregate of 9,600,000 shares of Common Stock is reserved for issuance under the 1999 Plan. The 1999 Plan provides that the aggregate number of shares of Common Stock subject to awards granted in the form of stock bonuses and restricted stock may not exceed 10% of the aggregate shares reserved for issuance under the 1999 Plan. If awards granted under the 1999 Plan expire or otherwise terminate without being exercised, the shares of Common Stock not acquired pursuant to such awards again becomes available for issuance under the 1999 Plan. If the Company reacquires unvested stock issued under the 1999 Plan, the reacquired stock will not again become available for reissuance under the 1999 Plan.

Terms of Options
----------------

     The following is a description of the permissible terms of options under the 1999 Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

     Exercise Price; Payment.  The exercise price of nonstatutory options may
     -----------------------
not be less than 100% of the fair market value of the stock on the date of grant. As of September 7, 2001, the closing price of the Company's Common Stock as reported on the Nasdaq National Market System was $19.12 per share.

     The exercise price of options granted under the 1999 Plan must be paid either in cash at the time the option is exercised or, at the discretion of the Board, (i) by delivery of other Common Stock of the Company, (ii) pursuant to a deferred payment arrangement, or (iii) in any other form of legal consideration acceptable to the Board.

     Option Exercise.  Options granted under the 1999 Plan may become
     ---------------
exercisable in cumulative increments ("vest") as determined by the Board. Vesting typically will occur during the optionholder's continued service with the Company or an affiliate, whether such service is performed in the capacity of employee, director or consultant (collectively, "service") and regardless of any change in the capacity of such service. Shares covered by different options granted under the 1999 Plan may be subject to different vesting terms. The Board has the power to accelerate the time during which an option may vest or be exercised. In addition, options granted under the 1999 Plan may permit exercise prior to vesting, but in such event the participant may be required to enter into an early exercise stock purchase agreement that allows the Company to repurchase unvested shares, generally at their exercise price, should the participant's service terminate before vesting. To the extent provided by the terms of an option, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing the Company to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned Common Stock of the Company, or by a combination of these means.

     Term.  The maximum term of options under the 1999 Plan is 10 years, except
     ----
that in certain cases (see "Eligibility") the maximum term is five years. Options under the 1999 Plan generally terminate three months after termination of the participant's service unless (i) such termination is due to the participant's disability, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination;
(ii) the participant dies before the participant's service has terminated, or within three months after termination of such service, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months of the participant's death by the person or persons to whom the rights to such option have passed; or (iii) the option by its terms specifically provides otherwise.
A participant may designate a beneficiary who may exercise the option following the participant's death. Individual option grants by their terms may provide for exercise within a longer period of time following termination of service.

     The option term may be extended in the event that exercise of the option within these periods is prohibited by law, particularly applicable securities law.

Restrictions on Transfer
------------------------

     A participant may designate a beneficiary who may exercise an incentive or nonstatutory option following the participant's death. The Board may grant nonstatutory stock options that are transferable in certain limited instances. Shares subject to repurchase by the Company under an early exercise stock purchase agreement may be subject to restrictions on transfer that the Board deems appropriate.

Adjustment Provisions
---------------------

     Transactions not involving receipt of consideration by the Company, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the class and number of shares of Common Stock subject to the 1999 Plan and outstanding awards. In that event, the 1999 Plan will be appropriately adjusted as to the class and the maximum number of shares of Common Stock subject to the 1999 Plan and the Section 162(m) Limitation, and outstanding awards will be adjusted as to the class, number of shares and price per share of Common Stock subject to such awards.

Effect of Certain Corporate Events
----------------------------------

     The 1999 Plan provides that, in the event of sale of substantially all of the assets of the Company, specified types of merger, or other corporate reorganization ("change in control"), then any surviving corporation will be required to either assume or continue awards outstanding under the 1999 Plan or substitute similar awards for those outstanding under the 1999 Plan. If any surviving corporation declines to assume or continue awards outstanding under the 1999 Plan, or to substitute similar awards, then, with respect to participants whose service has not terminated, the vesting and the time during which their options may be exercised will be accelerated and for all awards any repurchase rights or acquisition rights shall lapse. In such event, an outstanding option will terminate if the optionholder does not exercise it before the deadline established by the Board at or following the occurrence of the change in control. The acceleration of vesting or lapse of restrictions on an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Duration, Amendment and Termination
-----------------------------------

     The Board may suspend or terminate the 1999 Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the 1999 Plan will terminate on March 28, 2009.

     The Board also may amend the 1999 Plan at any time or from time to time. However, no amendment will be effective unless approved by the stockholders of the Company if the amendment would (i) modify the requirements as to eligibility for participation (to the extent such modification requires stockholder approval in order for the 1999 Plan to satisfy Section 422 of the Code, if applicable, or Rule 16b-3 of the Exchange Act); (ii) change the 1999 Plan in any other way if such change requires stockholder approval in order to comply with Rule 16b-3 of the Exchange Act or to satisfy the requirements of Section 422 of the Code or any Nasdaq National Market or other applicable securities exchange listing requirements. In addition, to the extent that the Board determines that any amendment to the Plan would materially and negatively affect the rights of stockholders of the Company and/or materially and negatively affect the value of shares of Common Stock held by stockholders, then the Board shall submit such an amendment for approval by the stockholders of the Company. The Board may submit any other amendment to the 1999 Plan for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information
------------------------------

     Long-term capital gains currently are generally subject to lower tax rates than ordinary income or short-term capital gains. The maximum long-term capital gains rate for federal income tax purposes is currently 20% while the maximum ordinary income rate and short-term capital gains rate is effectively 39.1%. Slightly different rules may apply to participants who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

     Nonstatutory Stock Options, Restricted Stock Purchase Awards and Stock
     ----------------------------------------------------------------------
Bonuses.  Nonstatutory stock options, restricted stock purchase awards and stock
-------
bonuses granted under the 1999 Plan generally have the following federal income tax consequences:

     There are no tax consequences to the participant or the Company by reason of the grant. Upon acquisition of the stock, the participant normally will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the acquisition date over the purchase price. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the stock. With respect to employees, the Company is generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

     Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to participants who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

     Potential Limitation on Company Deductions.  Section 162(m) of the Code
     ------------------------------------------
denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

     Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if the award is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise price of the award is no less than the fair market value of the stock on the date of grant, or (ii) the award is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the award is approved by stockholders.

10. Certain Differences between Eligible Options and Required Options and New Options to be Granted in Exchange Therefor.

     The New Options granted in exchange for your Eligible Options and your Required Options will have substantially the same terms and conditions, except for the new exercise price and a new ten-year maximum term. If there are any differences between the 1990 Plan and the 1999 Plan, the terms of the 1999 Plan shall govern the New Options.

     New options granted to international employees may be subject to certain restrictions and limitations required by the foreign jurisdiction in which the employee resides. As a result, an alternative form of stock option agreement may be required for New Options granted to international employees.

11.  Information Concerning Electronics for Imaging.

     We design and market products that support color and black-and-white printing on a variety of peripheral devices. Our products incorporate hardware and software technologies that transform digital copiers and printers from many leading copier manufacturers into fast, high-quality networked printers. Our products include stand-alone servers, which are connected to digital copiers and other peripheral devices, and controllers, which are embedded in digital copiers and desktop color laser printers. We operate in one industry and sell our products primarily to original equipment manufacturers in North America, Europe and Japan. Substantially all of our revenue to date has resulted from the sale of print servers and controllers.

     We are incorporated in Delaware. Our principal executive offices are located at 303 Velocity Way, Foster City, California 94404, and our telephone number at that address is (650) 357-3500.

     Financial Information. The following table sets forth selected consolidated financial operating data for Electronics for Imaging, Inc. The selected historical statement of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 1999 and 2000 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000 that have been audited by PriceWaterhouseCoopers LLP, our independent public accountants. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share data.

Consolidated Statements of Income                                              Years ended December 31,
(In thousands, except per share amounts)                                             2000          1999
-------------------------------------------------------------------------------------------------------
Revenue                                                                          $588,449      $570,752

Cost of revenue                                                                   311,152       290,636
-------------------------------------------------------------------------------------------------------
Gross profit                                                                      277,297       280,116
-------------------------------------------------------------------------------------------------------
Operating expenses:

Research and development                                                           94,097        74,971

Sales and marketing                                                                64,526        59,373

General and administrative                                                         24,784        18,403

Amortization of goodwill and other acquisition-related charges                     23,621            --

Merger related expenses                                                                --         1,422
                                                                                 --------      --------
                                                                                  207,028       154,169
-------------------------------------------------------------------------------------------------------
Income from operations                                                             70,269       125,947
-------------------------------------------------------------------------------------------------------
Other income, net                                                                  21,550        16,250
                                                                                 --------      --------
Income before income taxes                                                         91,819       142,197

Provision for income taxes                                                        (37,461)      (46,914)
-------------------------------------------------------------------------------------------------------
Net income                                                                       $ 54,358      $ 95,283
-------------------------------------------------------------------------------------------------------
Net income per basic common share                                                   $0.99         $1.74

Shares used in per-share calculation                                               54,649        54,853

Net income per diluted common share                                                 $0.97         $1.67

Shares used in per-share calculation                                               55,983        56,963

     See section 18 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements we have summarized above.

12. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

     A list of our directors and executive officers is attached to the Offer to exchange as Schedule I. As of August 31, 2001, our executive officers and directors as a group beneficially owned Eligible Options under the Option Plans to purchase a total of 430,000 shares of our common stock. That number represented approximately 16.6% of the total Eligible Options under the Option Plans as of that date. Our executive officers and directors are eligible to participate in the Offer.

     Options. During the past 60 days, we have granted options under the 1999 Plan to purchase 139,100 shares of our common stock. During the past 60 days, individuals have exercised options to acquire 18,902 shares of our common stock with exercise prices per share ranging from $20.34 to $23.03. Except as otherwise described above and stock option grants in the ordinary course to employees who are not executive officers, there have been no transactions in any outstanding options to purchase our common stock which were effected during the past 60 days by Electronics for Imaging or, to our knowledge, by any current executive officer, director, affiliate or subsidiary of Electronics for Imaging.

13. Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer.

     All tendered Eligible Options and Required Options that are accepted for exchange will be cancelled. All tendered Eligible Options and Required Options which were originally granted under the 1999 Plan (but not any options granted under any of the 1990 Plan) that are accepted and cancelled will, after such cancellation, be available for regrant and issuance under the 1999 Plan and will fund part of the share reserve required under the 1999 Plan to carry out the option exchange that is the subject of the Offer. To the extent those shares exceed the reserve necessary for issuance upon the exercise of the New Options to be granted in connection with the Offer, those excess shares will be available for future awards to employees and other eligible plan participants.

     We would incur additional compensation expense if any New Options were to be granted within the six month and one day waiting period to any option holder whose options were accepted for exchange and cancelled and those New Options had an exercise price more than the exercise price of his or her tendered options. An option grant made before the expiration of that period would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to that option grant is equal to or less than the number of the shares subject to the tendered option. In such event, we would be required to record as a compensation expense chargeable against our reported earnings all increases in the market price of the underlying option shares which occur between the grant date of that option and the date the option is exercised for those shares or otherwise terminates unexercised.

14.  Legal Matters; Regulatory Approvals.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and our grant of New

Options as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Offer to accept tendered options for exchange and cancellation and to issue New Options for tendered options is subject to certain conditions, including the conditions described in section 7.

15.  Material U.S. Federal Income Tax Consequences.

     The following is a general summary of the material U.S. federal income tax consequences applicable to the tender and exchange of options pursuant to the Offer. This discussion is based on the U.S. Internal Revenue Code, the relevant legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the Offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders, including our international employees.

     Eligible option holders who are subject to taxation in countries other than the United States, whether by reason of their nationality, residence or otherwise, should consult with their individual tax advisors as to the consequences of their participation in the Offer. You may have received with the Offer to exchange a short summary of some of the important tax implications you should take into account if you are subject to taxation in a country other than the United States (summaries for each country are attached hereto as exhibits).

     Exchange of Options for New Options. If you exchange outstanding options for New Options to be granted six months and a day or more later, you will not be required to recognize income for federal income tax purposes at the time of the exchange. Under current regulations, the exchange will be treated as a non-taxable exchange for U.S. based employees.

     Grant of New Options. You will not be required to recognize any income for U.S. federal income tax purposes when the New Options are granted to you. The grant of those options is not a taxable event.

     Exercise of New Options. When a non-statutory stock option is exercised, you will recognize taxable income for U.S. federal income tax purposes equal to the excess of (i) the fair market value of the purchased shares at the time of exercise over (ii) the exercise price paid for those shares, and you must satisfy the applicable withholding taxes with respect to such income. The subsequent sale of the shares acquired pursuant to the exercise of your non-statutory stock option generally will give rise to capital gain equal to the amount realized upon the sale of the shares less the sum of the (i) exercise price paid for the shares plus (ii) the taxable income previously recognized in connection with the purchase of those shares. A capital loss will result to the extent the amount realized upon such sale is less than such sum. The gain or loss will be long-term if the shares are held for more than one (1) year prior to the sale.

     We recommend that you consult your own tax advisor with respect to the U.S. Federal, state and local tax consequences of participating in the offer, and any foreign tax laws that may apply to you.

16.  Extension of Offer; Termination; Amendment.

     We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in section 7 has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance for exchange and cancellation of any tendered options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

     We also expressly reserve the right, in our judgment, prior to the expiration date, to terminate or amend the Offer and to postpone our acceptance and cancellation of any tendered options upon the occurrence of any of the conditions specified in section 7, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in section 7 has occurred or is deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to option holders or by decreasing or increasing the number of options being sought in the Offer.

     Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment will be issued no later than 9:00 a.m., Pacific Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the Offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change.

     If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will publish notice of such action and extend the Offer for a period of ten business days after the date of such publication:

          (a) (1) we increase or decrease the amount of consideration offered for the options;

               (2) we decrease the number of options eligible to be tendered in the Offer; or

               (3) we increase the number of options eligible to be tendered in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the Offer immediately prior to the increase; and

          (b) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this section 16.

17.  Fees and Expenses.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to the Offer to exchange.

18.  Additional Information.

     We have filed with the SEC a Tender Offer Statement on Schedule TO, of which the Offer to exchange is a part, with respect to the Offer. The offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

          1. our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on March 29, 2001; and

          2. the description of our common stock included in our registration statement on Form 8-A, which was filed with the SEC on August 28, 1992 including any amendments or reports we file for the purpose of updating that description.

     These filings, any documents incorporated in the offer to exchange by reference, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

   450 Fifth Street, N.W.                               500 West Madison Street
          Room 1024                                             Suite 1400
   Washington, D.C.  20549                              Chicago, Illinois  60661

     You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

     Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market under the symbol "EFII," and our SEC filings can be read at the following Nasdaq address:

                               Nasdaq Operations
                              1735 K Street, N.W.
                            Washington, D.C.  20006

     We will also provide without charge to each person to whom a copy of the Offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Abarca Equity, Inc., 3856 Bay Center Place, Hayward, California 94545, (telephone (800) 888-1688 or (510) 887-0300; facsimile (510) 732-9366).

     As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and the Offer to exchange, you should rely on the statements made in the most recent document.

     The information contained in the Offer to exchange about Electronics for Imaging should be read together with the information contained in the documents to which we have referred you.

19.  Miscellaneous.

     The offer to exchange and our SEC reports referred to above include "forward-looking statements". When used in the Offer to exchange, the words "anticipate," "believe," "estimate," expect," "intend" and "plan" as they relate to Electronics for Imaging, Inc. or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents filed by Electronics for Imaging with the SEC, including our annual report on Form 10-K filed on March 29, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include our dependence on a few substantial customers for a substantial portion of our revenues, our ability to develop and successfully market new products, rapid technological and market change, and risks related to future growth. Other important risks include the need to maintain important strategic relationships, our reliance on limited manufacturing partners, the difficulties of international expansion, difficulties in transitioning to smaller geometry process technologies and in achieving higher levels of design integration, general economic and business conditions, the need to protect our intellectual property, the length of our sales cycle, competition and other factors beyond our control. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 (the "reform act") protects companies from liability for their forward-looking statements if they comply with the requirements of the reform act. The reform act does not provide this protection for transactions such as the Offer, to the extent it constitutes a tender offer, and may not be available for our forward-looking statements contained in the Offer to exchange.

     We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we intend to make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law or we determine that further efforts to comply are not advisable, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Electronics for Imaging, Inc.                                 September 17, 2001

                                  SCHEDULE I

        Information Concerning the Directors and Executive Officers of
                         Electronics for Imaging, Inc.

     The directors and executive officers of Electronics for Imaging, Inc. and their positions and offices as of September 17, 2001, are set forth in the following table:

             NAME                         POSITION AND OFFICES HELD
             ----                         -------------------------
Guy Gecht                        Chief Executive Officer and Director

Fred Rosenzweig                  President, Chief Operating Officer and Director

Joseph Cutts                     Chief Financial Officer and Corporate Secretary

Gill Cogan                       Director

Jean-Louis Gassee                Director

James S. Greene                  Director

Dan Maydan                       Director

Thomas I. Unterberg              Director

     The address of each director and executive officer is: c/o Electronics for Imaging, Inc., 303 Velocity Way, Foster City, California 94404.

                                  SCHEDULE II

                          Index to Summary Term Sheet

Question                                                                                    Page
--------                                                                                    ----
1.   Why are you making the Offer?........................................................     4
2.   What securities are you offering to exchange?........................................     4
3.   Who is eligible to participate in the Offer?.........................................     4
4.   Are employees located outside the United States eligible to participate?.............     5
5.   May I tender vested and unvested options?............................................     5
6.   May I tender options that I have already exercised?..................................     5
7.   Can I tender one of my Eligible Options and retain my remaining Eligible Options?....     5
8.   With respect to each of my Eligible Options, do I have to tender the entire
     option or may I decide to tender only a portion of the option?.......................     5
9.   How many New Options will I receive in exchange for my tendered options?.............     5
10.  What happens if I do not accept the Offer?...........................................     6
11.  What are the conditions to the Offer?................................................     6
12.  Are there any eligibility requirements I must satisfy after the expiration
     date of the Offer to receive the New Options?........................................     6
13.  What if I am not an employee of Electronics for Imaging when the New Options
     are granted and begin to vest?.......................................................     6
14.  What happens if after I tender my options I am terminated as an employee?............     6
15.  When will I receive my New Options?..................................................     7
16.  Why won't I receive my New Options immediately after the expiration
     date of the Offer?...................................................................     7
17.  What will be the exercise price of the New Options?..................................     7
18.  When will the New Options vest?......................................................     8
19.  Are there any material differences between my Eligible Options and Required Options
     and the New Options I will receive in exchange for my Eligible Options?..............     8
20.  If I tender options in the Offer, will I be eligible to receive other option
     grants before I receive my New Options?..............................................     8
21.  What happens if Electronics for Imaging is acquired?.................................     8
22.  Will I have to pay taxes if I tender my options in the Offer?........................     9
23.  When does the Offer expire?  Can the Offer be extended, and if so, how
     will I be notified if it is extended?................................................     9
24.  How do I tender my options?..........................................................    10
25.  During what period of time may I withdraw previously tendered options?...............    10
26.  What do you think of the Offer?......................................................    10
27.  Who can I talk to if I have questions about the Offer?...............................    11

--------------------------------------------------------------------------------
                               OFFER TO EXCHANGE

                          CERTAIN OUTSTANDING OPTIONS

        GRANTED UNDER THE ELECTRONICS FOR IMAGING, INC. 1990 STOCK PLAN


      AND/OR THE ELECTRONICS FOR IMAGING, INC. 1999 EQUITY INCENTIVE PLAN


                   BETWEEN DECEMBER 1, 1999 AND MAY 31, 2000


                                FOR NEW OPTIONS



                                   ----------


     Any questions or requests for assistance or additional copies of any documents referred to in the Offer to exchange may be directed to Abarca Equity, Inc., 3856 Bay Center Place, Hayward, California 94545, (telephone (800) 888-1688 or (510) 887-0300; facsimile (510) 732-9366).



                                   ----------


                               September 17, 2001

--------------------------------------------------------------------------------